UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
MFB Corp
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1(a) NAME OF ISSUER (Please type or print)

35-1907258                                              0-23374
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1(b)                                   IRS IDENT. NO. |(c) SEC FILE NO. | |
4100 Edison Lakes Parkway Suite 300
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1(d) ADDRESS OF ISSUER STREET

Mishawakka IN 46546
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1(d) CITY STATE ZIP CODE

574-277-4200
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1(e) TELEPHONE
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     AREA CODE           |NUMBER
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Charles J Viater
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

###-##-####                     10% Owner
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2(b) IRS IDENT. NO. (c) RELATIONSHIP TO ISSUER

15141 Clifden
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2(d) ADDRESS STREET

Granger IN 46530
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2(d) CITY STATE ZIP CODE

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                                         SEC USE
3(a) (b) ONLY (c) (d) (e) (f) (g) Title of the Name and Address of Broker-
Number of Aggregate Number of Shares Approximate Name of Each Class of Each
Broker Through Dealer Shares or Market or Other Units Date of Sale Securities
Securities Whome the Securities File Other Units Value Outstanding (See instr.
3(f)) Exchange to be Sold are to be Offered Number to be Sold (See instr. (See instr. 3(e)) (MO. DAY YR.) (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities
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Common         City Securities Corp     2000      60000         1344060       7/7/06            NASDAQ
               First Clearing LLC
               10700 Wheat First Drive
               PO Box 6600
               Glen Allen, Virginia 23058-6600
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INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number (c) Issuer'S S.E.C. file number, if any (d) Issuer's address, including zip code (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold (b) Such person's I.R.S. identification number, if such person is an entity (c) Such person's relationship to the issuer (e.g., officer, director, 10%
      stockholder, or member of immediate family of any of the foregoing) (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
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Common     7/30/98   Purchase                   City Securities           2000                  7/30/98     Cash

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INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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None

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REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

    7/6/06                                /s/ Charles J. Viater
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      (DATE OF NOTICE)                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).